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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


For the month of______April 6, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 10l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    WESTERN FOREST PRODUCTS INC.
                                                    ----------------------------
                                                            (Registrant)
Date as of April 6, 2005
------------------------                            By /s/ Paul Ireland
                                                    ----------------------------
                                                             (Signature)*
                                                            Paul Ireland
                                                       Chief Financial Officer

-----------
* Print the name and title under the signature of the signing officer


PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


SEC 1815 (11-02)
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                             (WESTERN FOREST LOGO)
                          WESTERN FOREST PRODUCTS INC.
                          435 Trunk Road
                          Duncan, British Columbia
                          Canada V9L 2P9
                          Telephone: 250 748 3711
                          Facsimile: 250 748 6045

                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF

WESTERN ANNOUNCES CREATION OF A WORKING CAPITAL RESERVE

April 6, 2005 - Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today that it has established a Working Capital Reserve in the amount of $50 million under the terms of its Secured Bonds of which approximately $33 million should be funded by April 8, 2005.

The provision for a Working Capital Reserve is to ensure that funds received from non-core asset sales can be utilised, if necessary, to support the Company's current operating requirements.

Reynold Hert, President and CEO noted, "This is a prudent move considering the uncertainty of exchange rates and market prices. Establishing the reserve provides for liquidity if required."

Funds being placed in the Working Capital Reserve should amount to $33 million including the Bill 28 Take Back proceeds of $16.5 million, $4.8 million from smaller land sales and the approximately $12 million expected on April 8 from the closing of the sale of the original Silvertree mill site in Vancouver.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "intend", "believes" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

FOR FURTHER INFORMATION CONTACT: REYNOLD HERT    250 715 2207
                                 PAUL IRELAND    250 715 2209


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(COMPUTERSHARE LOGO)                       Computershare Trust Company of Canada
                                           510 Burrard Street, 3rd floor
                                           Vancouver, BC V6C 3B9
                                           Tel: 604.661.9400
                                           Fax: 604.661.9401

April 14, 2005

Dear Sirs: All applicable Exchanges and Commissions
           CDS & Co.

Subject: WESTERN FOREST PRODUCTS INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.  Meeting Type                                      : Annual General Meeting

2.  CUSIP/Class of Security entitled to receive notification

    1.  958211104/CA9582111048/COMMON (RESTRICTED)

    2.  958211203/CA9582112038/COMMON

3.  CUSIP/Class of Security entitled to vote          :

    1.  958211104/CA9582111048/COMMON (RESTRICTED)

    2.  958211203/CA9582112038/COMMON

4.  Record Date for Notice                            : 12/05/2005

5.  Record date for Voting                            : 12/05/2005

6.  Beneficial Ownership determination date           : 12/05/2005

7.  Meeting Date                                      : 15/06/2005

8.  Meeting Location                                  : Vancouver

Regards,

Jeremy Ohlback
Stock transfer Department
Tel: 604.661.9400 Ext 4097
Fax: 604.661.9401